May 11, 2026

Anna T. Chew
Chief Financial Officer
UMH Properties, Inc.
3499 Route 9 North, Suite 3-C
Freehold, NJ 07728

        Re: UMH Properties, Inc.
            Form 10-K for the Year Ended December 31, 2025
            File No. 001-12690
Dear Anna T. Chew:
       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction